Exhibit 99.1


                                                                      Item 1

ICICI Bank Limited

MEETING OF BOARD OF DIRECTORS

The Board of Directors of ICICI Bank Limited will consider the audited financial results for the year ended March 31, 2000 at its Meeting to be held on Monday, April 24, 2000, in Mumbai, India.


April 13, 2000


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END